August 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. Stephen G. Krikorian
Branch Chief - Accounting
U.S. Securities and Exchange Commission
Division of Corporation Finance - Room 4561
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re.      Chordiant Software, Inc.

            Form 10-K for Fiscal Year Ended September 30, 2005

            Form  10-Q for Fiscal Quarter Ended December 31, 2005

            Form 10-Q for Fiscal Quarter Ended March 31, 2006

            Forms 8-K Filed on February 9 and May 4, 2006

            (File No.  0-29357)

Dear Mr. Krikorian:

    This letter is submitted on behalf of Chordiant Software, Inc. ("Chordiant" or the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings, as set forth in your letter to Peter S. Norman, dated August 8, 2006.

    For reference purposes, the text of your letter dated August 8, 2006 has been reproduced herein with the Company's responses below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-K for Fiscal Year Ended September 30, 2005
Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Research and Development, pages 60

1. Explain why you decided to capitalize costs related to a banking product in development during August 2004 (see your letter of January 3, 2006). Confirm that the capitalization began at the same time that technological feasibility was achieved. If not, provide us the amounts that should have been capitalized from prior reporting periods. Your response should address whether your decision to capitalize was due to the significance of those costs. If so, provide us with an analysis that supports that conclusion. If not, indicate whether this change in "practice" was material to the forth quarter of 2004 and to the years ending September 30, 2004 and 2005 using SAB 99. That is, consider the effects of capitalizing and amortizing instead of expensing along with the effects of other development projects that followed the "old" practice. In addition, provide us with an analysis that supports the company's policy that development costs between achieving technological feasibility and the general release of products have been insignificant (except for the banking product).

RESPONSE:

Our response letter dated January 3, 2006 contained the following statement (emphasis added);

"By way of background, in August 2004, the Company, which operates in a single segment, began to incur development costs associated with a banking product it was developing. The Company decided to capitalize these costs which, prior to this decision, it had never capitalized its software development costs."

The "decision" to capitalize costs was not based on the significance of the costs. The capitalization of costs was based upon the requirements of SFAS 86. The development cycle for this particular banking product was significantly different than the historical process followed by the Company for other products, in that a detail program design was completed and, accordingly, technological feasibility was established much earlier in the development process than for other Chordiant products. A detail program design was completed for this project because much of the underlying technology was sourced from an independent third party. The underlying technology had been previously test marketed successfully by this third party in another international market. Prior to licensing this technology from this independent third party, significant due diligence was performed, including the preparation and review of a detail program design. As required by SFAS 86 paragraph 5, costs of producing product masters incurred subsequent to establishing technological feasibility were capitalized. Capitalization ceased when the product became available for general release.

The capitalization of the costs associated with the banking product was not a change in practice, rather the capitalization reflected a fundamental change in the underlying fact pattern for this specific project as contemplated by SFAS 86 paragraph 4.

With respect to Chordiant software development projects, other than the banking product, technological feasibility is established via the completion of a working model that has been tested for completeness. In these projects, the ending product functions and features follow multiple iterations and the detail program design evolves over a period of time. Customers are often involved in this process up until the time the product is available for general release. The completion of the final test phase of the working model generally coincides with the general release of the product. Accordingly, costs qualifying for capitalization, except in the case of the banking product, have been insignificant.

Revenue recognition, pages 58 and 59

2. We note your statement on page 17 that you have historically recognized a significant portion of your license and service revenue through the percentage-of-completion method. We further note that you separately classify revenue recognized under the percentage-of-completion method as license and service revenues based upon the estimated fair value of each element. Tell us why you believe that separately presenting the license and service revenue is proper under GAAP for purposes of presentation on the face of the statement of operations and for compliance with Rule 5-03 (1) of Regulation S-X. In this regard, the application of contract accounting results in single amount of revenue that is a combination of license revenue and service revenue. That is, indicate the provisions in SOP 81-1 or SOP 97-2 that would support this presentation. Cite the accounting literature that supports your basis for separating the accounting elements.

RESPONSE:

Chordiant believes that separately presenting the license and service revenue is proper under GAAP for purposes of presentation on the face of the statement of operations and for compliance with Rule 5-03(1) of Regulation S-X for the following reasons:

1) Chordiant has sufficient vendor-specific objective evidence (VSOE) for the fair value of services (consulting services and post-contract customer support services) to be able to allocate the arrangement fee between the various elements of the transaction based on the residual method as described by EITF 00-21 paragraph 12 (and SOP 97-2 paragraph 12). EITF 00-21 states that the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered item. Typically in those transactions requiring the use of percentage-of-completion methodology, Chordiant enters into separate agreements, one for software licenses and the others for consulting services. The allocation to services revenue is based on the estimated number of hours to complete the services multiplied by the VSOE rate for services and/or the VSOE rate for post-contract customer support. This amount for services is subtracted from the combined arrangement fee resulting in a residual amount that is allocated to license revenue.
2) Rule 5-03(1) (d) of Regulation S-X states that revenues from services should be stated separately.

In conclusion, Chordiant has considered the disclosure requirements of Rule 5-03(1) of Regulation S-X and has determined that the allocation of the transaction revenue between license revenue and service revenue on the statement of operations is proper and is more beneficial and meaningful to the readers of the financial statements.

3. We note that revenue is recognized as a subscription ratably over the term of the commitment period when you have an obligation to provide unspecified additional software products in the future. Tell us the prevalence of such obligations and how this model of recognition interacts with your revenue recognition for arrangements requiring recognition under SOP 81-1. Indicate the line-item that this revenue is being presented and provide support for that presentation.

RESPONSE:

We updated our revenue recognition footnote disclosures in our Form 10-K for the fiscal year ended September 30, 2005 to include our policy regarding subscriptions. This update was done as a result of a new product offering first sold in the fourth quarter of the fiscal year. Subscriptions are not currently a prevalent source of revenue for the Company.

Through the quarter ended March 31, 2006, Chordiant has entered into one sales arrangement involving a software subscription obligation. The amount of this element was approximately $16,000 on a customer license and support order that aggregated $1,840,000. There were various elements included in the total arrangement (primarily composed of a software license agreement and services agreements) which included software licenses and services essential to the functionality of the software. Because the arrangement involved essential services and Chordiant was not able to determine vendor-specific objective evidence (VSOE) for the subscription element, meaning Chordiant could not separate this element from the total arrangement fee, revenue is being recognized at the lesser of the amount resulting from the application of (1) percentage-of-completion/contract accounting (SOP 81-1), or (2) ratable recognition under subscription accounting (paragraphs 48 and 49 of SOP 97-2). This comparison of measurements is done at each balance sheet date and will continue until a point in time at which 100% of the essential services have been delivered. Once the services are complete, the remainder of the arrangement fee will be recognized ratably over the remaining subscription period.

Currently revenues associated with subscriptions are included in service revenue and are well below 10 percent of total service revenue. In accordance with Rule 5-03(b) of Regulation S-X. the Company will monitor the prevalence of subscription revenues in future periods and to the extent that they exceed 10 percent will consider the need to reclassify them as a separate line item on the face of the financial statements.

Accounts Receivable, page 60

4. Explain why you do not report any amounts attributable to "unbilled receivables". In this regard, unbilled receivables are typically a result of applying the percentage-of-completion method in order to measure revenue earned but not billed. Further, provide us with a summary of the components and amounts classified as deferred revenue. Explain why each component should be classified as deferred revenue. We note that your description of backlog indicates that both unbilled amounts plus billed amounts are classified as deferred revenue (your page 29). Tell us why an unbilled amount should be included in deferred revenue. Indicate whether you record the full contract amount when you sign a contract with a customer (i.e., recognize a receivable offset by deferred revenue). If so, indicate why you believe that this accounting is proper even though both parties have not performed and a receivable does not exist until performance begins. That is, the unbilled receivable should only be recognized as revenue is earned.

RESPONSE:

Unbilled Receivables

Chordiant's unbilled receivable balance includes travel expenses incurred by Chordiant staff while performing services for customers prior to the balance sheet date, for which Chordiant has a contractual right to re-bill the customer for reimbursement but has yet to invoice the customer. These items arise purely due to timing differences between when the expense is incurred and when the customer is invoiced. These receivables are not a significant part of our business and aggregated approximately $216,000 at September 30, 2005, accordingly, they are not disclosed on the face of the balance sheet.

Our percentage-of-completion revenue methodology has no relationship to our unbilled receivables. Unbilled receivables relating to reimbursable expenses are recognized as revenue as the related expenses are incurred and are not recorded as deferred revenue.

Unbilled receivables do not arise in our percentage-of-completion transactions as significant upfront payments pertaining to the license fees are normally required, such that when the SOP 81-1 computations are performed, there is no unbilled portion.

Deferred Revenue

Deferred revenue is composed of deferred license revenue, deferred consulting revenue and deferred support revenue. These components are classified as deferred revenue and are not recognized as revenue due to the underlying arrangement not meeting one or more of the following conditions as of the balance sheet date: persuasive evidence of an arrangement, the software has been delivered, the arrangement fee is fixed or determinable, or collectibility of the arrangement fee is probable. The balances of each component of deferred revenue are shown in the following table for the respective balance sheet dates (in thousands, including both current and long term portions):

	Balances ($000's) as of
	September 30, 2005	December 31, 2005	March 31, 2006
Deferred license revenue	$12,407	$13,303	$12,476
Deferred consulting revenue	299	1,426	1,169
Deferred support revenue	13,491	12,733	12,083

Total deferred revenue	$26,197	$27,462	$25,728

Deferred license revenue is classified as deferred revenue due to the underlying transaction not meeting one of the four criteria stated in the previous paragraph. In addition, Chordiant must have received an executed customer contract that states that the agreement is non-cancelable, non-refundable and that the fee is due upon execution of the agreement. Generally, deferred license revenue represents the allocated portion of an arrangement fee related to a project involving services for significant production, modification, or customization of the software for which the project has not reached completion (SOP 81-1 transactions).

Deferred consulting revenue is classified as deferred revenue due to the underlying transaction not meeting one of the four criteria stated for revenue recognition. In addition, Chordiant must have received a signed contract or purchase order for the services and performed a portion of the services. In the case of deferred consulting services, while the services may have been delivered revenue is not recognized due to Chordiant not delivering a software element involving significant production services. Under this scenario, 100% of the license revenue and services revenue is deferred until delivery has occurred. If delivery of such services has not occurred, no deferred revenue is recognized.

Deferred support revenue is classified as deferred revenue because it has met only three of the four criteria stated previously for revenue recognition but 100% of delivery has not occurred. Deferred support revenue represents that portion of the allocated arrangement fee that represents services to be delivered over a specified time in the future. To the extent that we invoice a customer for support prior to the commencement of the support period, we do not include such items in accounts receivable or deferred revenue.

Backlog

Our 10-K includes the following sentence (page 29) to describe our backlog:

This component includes both unbilled amounts plus billed amounts classified as deferred revenue; deferred revenue from customer support contracts; consulting service orders representing the unbilled remaining balances of consulting contracts not yet completed or delivered, plus deferred consulting revenue; and education orders for services not yet completed or delivered.

In this context, unbilled amounts relate to software license agreements that contain a non-cancelable provision to provide software at a future date. Chordiant does not invoice for such items until delivery has occurred; therefore, the item is not included in deferred revenue until invoiced. Based on the comment received from the Staff, it is clear that this description has created a misunderstanding that deferred revenue includes unbilled items related to software license transactions. In future filings, we will clarify this language to indicate unbilled amounts related to software license amounts are not yet reflected either as a receivable or as deferred revenue on our balance sheet.

Typically, Chordiant executes separate sales transaction contracts for software licenses and consulting services. In the case of software licenses, assuming the rules for revenue recognition are not met, Chordiant records the full payment received under the contract as deferred revenue upon signing a contract with a customer when the payment is received up front. Otherwise the deferred revenue is recorded once payment has been received. If the contract contains a provision for a future deliverable and also contains a future billing date, the amount is excluded from deferred revenue until the delivery has occurred. In the case of consulting services, assuming revenue recognition rules have not been met, Chordiant does not record the full value of the contract as deferred revenue upon signing a contract with the customer. Chordiant records only that portion of the contract for which services have been delivered.

Note 19 - Restatement of Quarterly Results of Operations (Unaudited)

5. We note that you have "revalued" the 1,964,279 shares issued to the principal sellers of KiQ using the closing price of the day prior to the closing of the acquisition for the purchase price and deferred compensation calculation. Explain how your accounting for these shares complies with Issue 13 of EITF 00-23. It appears that the value of theses shares used in purchase price calculation should be the same as the other shares issued (i.e., $2.17). The calculation of the deferred compensation should be based on the award's intrinsic value at the consummation date.

RESPONSE:

The Company considered both Issue 13 and Issue 7 of EITF 00-23 in its accounting for the 1,964,279 shares issued to the principal sellers of KiQ. With respect to Issue 7, the Company had previously adopted an accounting policy to value stock-based compensation awards using the closing price of the day prior to the transaction and to amortize such awards on the accelerated method as prescribed by FASB Interpretation No. 28 (FIN 28). Issue 7 states that, "Once made, that policy decision would apply to all awards that vest ratably and would also apply to an acquirer's measurement and attribution of compensation cost for unvested stock options or awards granted by the acquirer in exchange for stock options or awards held by employees of the acquiree in a purchase business combination." In Note 19 of our Form 10-K for the Fiscal Year Ended September 30, 2005 we described the restatement of our quarterly results to consistently apply these accounting policies. While the impact of applying FIN 28 amortization was more significant, the impact of using the closing price of the day prior versus the 5 day average price was $137,014. This adjustment was considered appropriate based upon the consistent application of our accounting policies and appropriately calculates the intrinsic value of the 1,964,279 shares.

Forms 8-K filed on February 9, 2006 and May 4, 2006

6. We believe the non-GAAP operating statement columnar format appearing in the press releases filed as exhibits to the above-referenced filings may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of non-GAAP Financial Measures, Question 8.

RESPONSE:

Chordiant strives to ensure its financial statements and disclosures are transparent and in compliance with applicable disclosure requirements. Accordingly, in our press releases, we presented the GAAP results and then supplemented disclosure with non-GAAP financial measures. As we discussed in the press releases under the sections titled "Non-GAAP Financial Measurements," the presentation of this additional information was not meant to be a substitute for financial statements prepared in accordance with GAAP, but as supplemental information to provide investors with additional information to assess Chordiant's operating results. These adjustments were made with the intent of providing investors a more complete understanding of the underlying operational results and trends and Chordiant's marketplace performance. We believe this supplemental information is useful to readers of the financial statements and enhances the user's overall understanding of the operating results of our company, including past and expected future trends, and provides additional financial measures for assessing period-over-period comparisons.

We believe we have complied with Regulation G by providing equal or greater prominence to the comparable GAAP financial measures. The financial statements lead with the GAAP financial information followed by separate, clearly identified non-GAAP financial measures. In the text and tables the GAAP and non-GAAP measures are presented in close proximity and the GAAP measures are afforded equal or greater prominence than the non-GAAP measures. Our format provides a concise but clear quantitative reconciliation detailing the differences between the GAAP and non-GAAP measures. Sufficient information is provided in the tables such that all non-GAAP amounts can be derived from the corresponding GAAP amounts using the information provided in the tables. We also provided a footnote reference for the non-GAAP measures specifying which items were excluded from the non-GAAP amounts. Accordingly, we believe that difference between the GAAP and non-GAAP measures were clearly disclosed to investors. Regulation G requires presentation of "a reconciliation (by schedule or other clearly understandable method), which shall be quantitative for historical non-GAAP measures presented of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP." Since the line item descriptions are the same as those included in both the GAAP and non-GAAP Condensed Consolidated Statements of Operations, we believe this satisfies the "clearly understandable method" criteria of Regulation G. To promote transparency and clarity to users of this financial information: (i) the GAAP Condensed Consolidated Statements of Operations were discussed first in the press release; (ii) consistent line item descriptions were used in both the GAAP and non-GAAP statements; (iii) non-GAAP amounts were clearly labeled as such; and (iv) footnote references were included to identify where adjustments were made. Therefore, we believe users are able to discern the differences between the GAAP and non-GAAP measures and understand the nature and amount of the items excluded from the GAAP measures to arrive at the non-GAAP amounts.

We have, however, noted your comment regarding the possible unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules. In the future, we will also add language to Footnote [1] to clarify that the non-GAAP presentation was not prepared under a comprehensive set of accounting rules and principles.

Form 10-Q for Fiscal Quarters Ended December 31, 2005 and March 31, 2006
Condensed Consolidation Statements of Operations and Comprehensive Loss

7. We note your disclosures on the face of the Consolidated Statements of Operations regarding a discussion of pro-forma stock based compensation pursuant to SFAS 123(R). Please explain how the Company determined that such disclosure, which is normally included in the footnotes to the financial statements, is appropriate on the face of the statement of operations.

RESPONSE:

The disclosures on the face of the Consolidated Statements of Operations were made in an effort, in light of the circumstances, to keep the financial statements from being misleading (as required by Rule 4-01 (a)). Because Chordiant has a fiscal year end of September 30th and other public entities often have fiscal years ending on December 31st, the Company implemented SFAS 123 (R) earlier than many others. Our disclosures were an effort to make this clear to the reader.

We have noted your comment regarding the disclosure of the pro forma stock-based compensation on the face of the Consolidated Statement of Operations. Beginning with the Report on Form 10-Q for the three months ended June 30, 2006 and for all future filings, we will exclude all disclosure information on the face of the Consolidated Statement of Operations and include such disclosures information in the footnotes to the financial statements.

Note 2 - Summary of Significant Accounting Policies
Revenue recognition, page 8

8. With regard to revenue recognized as a result of your product co-development arrangements, tell us how you considered the requirements of paragraphs 72 and 73 of SOP 97-2 in determining your accounting policies for deferral of revenue and non-capitalization of software development costs. Describe the product that is subject to the co-development arrangement and the funding requirements, including any repayment provisions.

RESPONSE:

As of March 31, 2006, there were four projects in which Chordiant had entered into as part of co-development arrangements. The methodology that Chordiant has used has been identical for all four projects. The various products were as follows:

Customer	Product	Status at June 30, 2006
WWW	Credit Card Fraud Module	Final product delivered March 2006
XXX	Dispute and Fraud Modules	Final product delivered June 2006
YYY	Lending Module	Not yet delivered
ZZZ	Collections Module	Not yet delivered

Methodology Determination

In determining that SOP 97-2 was the appropriate accounting method, Chordiant reviewed the following factors for accounting under SOP 97-2, FASB 68 and SOP 81-1:

Factors indicating SOP 97-2 accounting:

1) New software product under development - Yes
2) Technological feasibility not reached - Yes, technological feasibility has not been established
3) No obligation to refund advanced funds - Yes, there is no obligation to refund amounts advanced during development
4) Actively marketing product to other customers - Yes, products are marketed to others
5) Product expected to be generally released -Yes
6) Product development already commenced - Yes
7) Product development performed by R & D group - Yes (some implementation services performed by services group)
8) Vendor retains rights to developed software - Yes, Chordiant is sole owner and customer receives a license to use the software.

Factors indicating SOP 81-1 accounting:

A) Product will not be released to other customers - No, products are expected to be released to other customers
B) Customization versus new product - No, the projects result in new products
C) Features and functionality will not be included in general release - No, the projects will result in the features and functionality being included in general releases
D) Technological feasibility established before arrangement entered into - No
E) Customer retains rights to developed software - No; Chordiant owns the software that is developed. The customer only obtains end-user license rights to the finished product.

Factors indicating FASB 68 accounting:

i) Technological feasibility established before arrangement entered into - No
ii) Software vendor guarantees repayment of funds regardless of outcome - No
iii) Customer can require vendor to purchase its interest in software development regardless of outcome - No
iv) Customer retains rights to developed software - No; Chordiant owns the software that is developed

The majority of the factors considered in determining the accounting treatment indicated that SOP 97-2 was the appropriate accounting method.

Revenue Methodology

As discussed above, Chordiant determined that SOP 97-2 is the appropriate methodology as the contracts included an undelivered product or element for which there was no VSOE of fair value. Under SOP 97-2, all revenue is deferred for an arrangement that includes delivered and undelivered elements when one of the undelivered elements does not have VSOE.

All license revenue from the transactions will be recognized on delivery and acceptance of the final product. All of the agreements are for a fixed fee; Chordiant does not have a right to collect fees based upon expenses incurred.

R & D Expenses

We considered the requirements of FASB 86, "Accounting for the Costs of Computer Software to Be Sold, Licensed or Otherwise Marketed" in order to determine the accounting for the software development costs.

All software development costs are expensed until the establishment of technological feasibility under FASB 86, paragraph 3. Technological feasibility is established when the company has completed all planning, designing, coding and testing activities necessary to establish that the product can be produced to meet the design specifications. FASB 86, paragraph 4, provides minimum standards for the establishment of technological feasibility is either a) a detail program design or b) completion of a working model.

All of the modules described above are evolving products until the final module is delivered to the customer. Until the final module is delivered, there are no detailed program designs as the product specifications are still under development, and working models have not been completed.

Accordingly, we determined that the requirements for capitalization of software development costs for the modules described above have not been met until the final products are delivered, and therefore we have expensed all software development costs as incurred.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Page 34

9. We note that during the three months ended March 31, 2006 you recognized $5 million in revenue related to a four month term license that was negotiated "as a single, discrete arrangement for purposes of evaluating and testing the software" (page 34). Tell us about any other arrangements you have entered into with this customer and how you considered the guidance of TPA 5100.39 in determining that recognition of revenue form this arrangement on a stand-alone basis was appropriate. Describe the nature of this arrangement and explain why the customer entered into this license for only four months. Tell us whether you license software and provided services to this customer in addition to this term license. We may have further comments.

RESPONSE:

Through the quarter ended March 31, 2006, Chordiant had been in discussions with this customer for more than one year regarding a significant sale of software and services. The customer has been conducting feasibility and implementation analysis using evaluation copies of the Chordiant software under negotiation since July 2005. In February of 2006, the customer wished to continue the evaluation of the software. In order to do so, Chordiant required the customer to pay a fee of $5 million dollars for the continued evaluation of the software for the period of February 2006 through May 2006 (prior to February 2006, the customer was not charged for the evaluation software license). The software that the customer is testing is provided as is, on an unsupported basis, with no right to upgrades or updates. The fees paid are non-refundable and non-cancelable. The unique aspects of this arrangement were clearly disclosed in the Form 10-Q.

To help evaluate the software, the customer is also paying Chordiant to perform services on a time and materials basis, which is within our range of Vendor Specific Objective Evidence (VSOE) rates. The services that are provided (a consulting arrangement in April 2006 ($972,800), as well as a training arrangement in March of 2006 ($291,550)) are not essential to the functionality of the term license. The software is not subject to refund or concession based upon the performance of the services (and the services are not subject to refund or concession based upon the performance of the software). Both of these service arrangement's were evaluated under TPA 5100.39, and were determined to be separate and distinct contracts that should not be considered part of a single arrangement with the $5 million dollar term license described above.

After the expiration of the term license in May 2006, the customer has entered into an additional term license to extend their usage of the software described above from July through August 2006 ($2.5 million). In addition, they have signed a follow-on Statement of Work (SOW) for services in June 2006 ($972,800) and training agreement in May 2006 ($155,550) for additional evaluation of the software. These arrangements were evaluated under TPA 5100.39, and were determined to be separate and distinct contracts that should not be considered part of a single arrangement with the $5 million dollar term license described above.

In August of 2006, the same customer is interested in evaluating a new, separate software implementation (which involves different software from the licenses described above). This evaluation license will be for two months, at no charge to the customer. The evaluation of the software is being performed by a different division of the customer's company, and is being negotiated by different teams within the customer's company. Discussions relating to this project began in July of 2006 (over a year after the discussions began for projects associated with the term licenses described above), and its success or failure has no effect on the payments due for the term license described above, or the functionality or success of the term license described above. This evaluation license was evaluated under TPA 5100.39, and was determined to be separate and distinct contracts that should not be considered part of a single arrangement with the term licenses described above.

While we hope to license software to this customer on a more permanent basis, there is no certainty that we will be able to do so, and at the time of entering into these term licenses we did not believe that a final license arrangement was imminent due to the nature, complexity and status of the negotiations. We believe that the Chordiant software and services are a part of a much larger project being evaluated by this customer.

We considered the guidance of TPA 5100.39 with respect to whether the term license should be bundled with any possible future licensing of the product and deferred as a result, and concluded this wasn't required based on the factors discussed above.

We also considered whether the term license should be treated as a demo license, and concluded that while the license was for demo purposes, the license fee was paid up front, non refundable and not related or linked to any future deliverables or license agreement that might be completed.

We considered whether the term license should be recognized ratably over the term and concluded that up front recognition was appropriate since the license was provided on an unsupported basis, apart from the separate time and materials consulting services.

****

The Company herewith with this filing acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (408) 517-6257 if you have any questions or would like additional information.

Sincerely,

Peter S. Norman
Vice President & Chief Financial Officer

cc: Nancy Wojtas, Esq.